Richardson Electronics, Ltd. - 10-Q

Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL 2017 RESULTS
AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, April 5, 2017: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its third quarter ended February 25, 2017. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Third Quarter Results

Net sales for the third quarter of fiscal 2017 were $32.3 million, an increase of 3.3%, compared to net sales of $31.3 million in the prior year’s third quarter. Sales increased $1.8 million for PMT, primarily due to higher sales from new technology partners in power conversion and RF and microwave components as well as increased sales of specialty products sold into the semiconductor capital equipment market. This increase was partially offset by decreases of $0.4 million in Richardson Healthcare and $0.4 million in Canvys over the same period last year.

Gross margin increased to $10.7 million, or 33.1% of net sales during the third quarter of fiscal 2017, compared to $9.8 million, or 31.2% of net sales during the third quarter of fiscal 2016. Margin improved as a percent of net sales primarily due to higher PMT and Canvys margins as a result of an improved product mix.

Operating expenses decreased to $12.0 million for the third quarter of fiscal 2017, compared to $12.5 million for the third quarter of fiscal 2016. The decrease was due to reduced salaries, benefits and incentive compensation expenses. In addition, IT expenses were lower than in the third quarter of fiscal 2016.

As a result, operating loss for the third quarter of fiscal 2017 was $1.3 million, compared to an operating loss of $2.7 million in the prior year’s third quarter.

Other expense for the both the third quarter of fiscal 2017 and fiscal 2016, including foreign exchange, was $0.1 million.

The income tax benefit of less than $0.1 million during the third quarter of fiscal 2017 reflected an adjustment to the provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Net loss for the third quarter of fiscal 2017 was $1.4 million, compared to a net loss of $2.9 million in the third quarter of 2016.

FINANCIAL SUMMARY – NINE MONTHS ENDED FEBRUARY 25, 2017

●	Net sales for the first nine months of fiscal 2017 were $99.5 million, a decrease of 2.9%, compared to net sales of $102.4 million during the first nine months of fiscal 2016. Sales decreased by $2.9 million for Canvys, primarily due to declines in demand from key customers relating to market conditions.
●	Gross margin increased to $31.9 million, or 32.1% of net sales during the first nine months of fiscal 2017, compared to $31.4 million, or 30.7% of net sales during the first nine months of fiscal 2016, mostly as a result of an improved product mix.
●	Operating expenses decreased to $37.7 million for the first nine months of fiscal 2017, compared to $37.9 million for the first nine months of fiscal 2016. The first nine months of fiscal 2017 included $1.3 million in severance expense associated with the reduction in work force during the second quarter of fiscal 2017, mostly offset by reduced salaries and incentive compensation expenses. In addition, IT expenses were nearly $0.8 million lower than the first nine months of fiscal 2016.

●	Operating loss during the first nine months of fiscal 2017 was $5.8 million, compared to an operating loss of $6.2 million during the first nine months of fiscal 2016. After excluding the severance expense of $1.3 million, the operating loss would have been $4.5 million for the first nine months of fiscal year 2017.
●	Other expense for the first nine months of fiscal 2017, including foreign exchange, was $0.2 million, compared to other income of $0.4 million for the first nine months of fiscal 2016.
●	The income tax provision of $0.8 million for the first nine months of fiscal 2017 reflected a provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.
●	Net loss for the first nine months of fiscal 2017 was $6.8 million, compared to a net loss of $6.6 million during the first nine months of fiscal 2016.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on May 24, 2017, to common stockholders of record on May 9, 2017.

Cash and investments at the end of the third quarter of fiscal 2017 were $60.2 million compared to $70.5 million at the end of the fourth quarter of fiscal 2016. During the third quarter of fiscal 2017, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases, nearly $20 million on acquisitions, nearly $19 million on dividends and $5.4 million on purchases of Richardson Healthcare equipment. Currently, there are 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“We are pleased with the increase in net sales and gross margin as well as a decrease in operating expenses in the third quarter of fiscal 2017 as compared to the third quarter of fiscal 2016,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “We continue to focus on initiatives to grow revenue in the healthcare and power and microwave technologies markets, permanently take cost out of the organization, improve cash flow, and return the Company to profitability,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, April 6, 2017, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s third quarter results for fiscal 2017. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 419-5570 and enter passcode 94661906 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CT on April 7, 2017, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 69435224.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 29, 2016. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value displays, flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	February 25, 2017	May 28, 2016
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$51,386	$60,454
Accounts receivable, less allowance of $375 and $364	21,240	24,928
Inventories, net	42,860	45,422
Prepaid expenses and other assets	2,647	1,758
Deferred income taxes	—	1,078
Income tax receivable	22	17
Investments - current	6,399	2,268
Total current assets	124,554	135,925
Non-current assets:
Property, plant and equipment, net	15,208	12,986
Goodwill	6,332	6,332
Intangible assets, net	3,528	3,818
Non-current deferred income taxes	1,305	1,270
Investments - non-current	2,395	7,799
Total non-current assets	28,768	32,205
Total assets	$153,322	$168,130
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,328	$14,896
Accrued liabilities	8,736	9,135
Total current liabilities	21,064	24,031
Non-current liabilities:
Non-current deferred income tax liabilities	275	1,457
Other non-current liabilities	696	967
Total non-current liabilities	971	2,424
Total liabilities	22,035	26,455
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,708 shares at February 25, 2017, and 10,703 shares at May 28, 2016	535	535
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,141 shares at February 25, 2017, and at May 28, 2016	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	59,353	58,969
Common stock in treasury, at cost, no shares at February 25, 2017, and at May 28, 2016	—	—
Retained earnings	70,216	79,292
Accumulated other comprehensive income	1,076	2,772
Total stockholders’ equity	131,287	141,675
Total liabilities and stockholders’ equity	$153,322	$168,130

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Loss

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	February 25, 2017	February 27, 2016	February 25, 2017	February 27, 2016
Statements of Comprehensive Loss
Net sales	$32,313	$31,291	$99,513	$102,448
Cost of sales	21,621	21,541	67,617	71,001
Gross profit	10,692	9,750	31,896	31,447
Selling, general, and administrative expenses	12,002	12,471	37,697	37,938
Gain on disposal of assets	—	—	—	(244)
Operating loss	(1,310)	(2,721)	(5,801)	(6,247)
Other (income) expense:
Investment/interest income	(67)	(131)	(129)	(433)
Foreign exchange loss	214	265	311	108
Other, net	(16)	(40)	—	(53)
Total other (income) expense	131	94	182	(378)
Loss before income taxes	(1,441)	(2,815)	(5,983)	(5,869)
Income tax provision (benefit)	(10)	111	820	742
Net loss	(1,431)	(2,926)	(6,803)	(6,611)
Foreign currency translation gain (loss), net of tax	508	240	(1,736)	(1,912)
Fair value adjustments on investments gain (loss)	27	(47)	40	(79)
Comprehensive loss	$(896)	$(2,733)	$(8,499)	$(8,602)
Loss per share:
Common shares - Basic	$(0.11)	$(0.23)	$(0.54)	$(0.51)
Class B common shares - Basic	$(0.10)	$(0.21)	$(0.48)	$(0.46)
Common shares - Diluted	$(0.11)	$(0.23)	$(0.54)	$(0.51)
Class B common shares - Diluted	$(0.10)	$(0.21)	$(0.48)	$(0.46)
Weighted average number of shares:
Common shares - Basic	10,706	10,701	10,704	10,976
Class B common shares - Basic	2,141	2,141	2,141	2,141
Common shares - Diluted	10,706	10,701	10,704	10,976
Class B common shares - Diluted	2,141	2,141	2,141	2,141
Dividends per common share	$0.060	$0.060	$0.180	$0.180
Dividends per Class B common share	$0.054	$0.054	$0.162	$0.162

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	February 25, 2017	February 27, 2016	February 25, 2017	February 27, 2016
Operating activities:
Net loss	$(1,431)	$(2,926)	$(6,803)	$(6,611)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	703	583	2,020	1,865
(Gain) loss on sale of investments	(8)	21	(2)	2
Gain on disposal of assets	—	—	—	(244)
Share-based compensation expense	75	119	354	434
Deferred income taxes	121	(82)	(188)	173
Change in assets and liabilities, net of effect of acquired business:
Accounts receivable	(717)	282	3,217	311
Income tax receivable	—	187	(5)	851
Inventories	306	(2,164)	1,898	(5,636)
Prepaid expenses and other assets	80	1	(961)	(443)
Accounts payable	849	(986)	(2,372)	(2,976)
Accrued liabilities	(1,118)	(871)	(256)	(2,071)
Long-term liabilities-accrued pension	—	—	—	(465)
Other	(125)	125	(107)	256
Net cash used in operating activities	(1,265)	(5,711)	(3,205)	(14,554)
Investing activities:
Cash consideration paid for acquired business	—	—	—	(12,209)
Capital expenditures	(764)	(1,267)	(4,063)	(3,043)
Proceeds from sale of assets	—	—	—	402
Proceeds from maturity of investments	—	—	3,582	25,584
Purchases of investments	—	—	(2,136)	(2,151)
Proceeds from sales of available-for-sale securities	78	106	225	250
Purchases of available-for-sale securities	(78)	(106)	(225)	(250)
Other	(3)	(49)	(9)	(17)
Net cash (used in) provided by investing activities	(767)	(1,316)	(2,626)	8,566
Financing activities:
Repurchase of common stock	—	—	—	(5,015)
Proceeds from issuance of common stock	30	21	30	142
Cash dividends paid	(758)	(758)	(2,273)	(2,321)
Other	—	—	—	(4)
Net cash used in financing activities	(728)	(737)	(2,243)	(7,198)
Effect of exchange rate changes on cash and cash equivalents	35	106	(994)	(1,144)
Decrease in cash and cash equivalents	(2,725)	(7,658)	(9,068)	(14,330)
Cash and cash equivalents at beginning of period	54,111	67,863	60,454	74,535
Cash and cash equivalents at end of period	$51,386	$60,205	$51,386	$60,205

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Third Quarter and First Nine Months of Fiscal 2017 and Fiscal 2016
(in thousands)

By Strategic Business Unit:

Net Sales	Q3 FY 2017	Q3 FY 2016	% Change
PMT	$24,763	$23,008	7.6%
Canvys	4,824	5,190	-7.1%
Healthcare	2,726	3,093	-11.9%
Total	$32,313	$31,291	3.3%

	YTD FY 2017	YTD FY 2016	% Change
PMT	$75,373	$75,365	0.0%
Canvys	14,883	17,773	-16.3%
Healthcare	9,257	9,310	-0.6%
Total	$99,513	$102,448	-2.9%

Gross Profit	Q3 FY 2017	% of Net Sales	Q3 FY 2016	% of Net Sales
PMT	$8,075	32.6%	$7,140	31.0%
Canvys	1,331	27.6%	1,204	23.2%
Healthcare	1,286	47.2%	1,406	45.5%
Total	$10,692	33.1%	$9,750	31.2%

Gross Profit	YTD FY 2017	% of Net Sales	YTD FY 2016	% of Net Sales
PMT	$23,803	31.6%	$22,793	30.2%
Canvys	4,222	28.4%	4,439	25.0%
Healthcare	3,871	41.8%	4,215	45.3%
Total	$31,896	32.1%	$31,447	30.7%